NAME OF REGISTRANT: Monsanto Company
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Monsanto Company 2014 Proxy Statement:
Lobbying Disclosure Report
Monsanto Company	Symbol: MON

Filed by: As You Sow

Executive Summary

As You Sow has asked Monsanto to report on the Company’s lobbying activities, including all payments made by Monsanto used for direct or indirect lobbying or grassroots lobbying communications. Lobbying exposes the Company to risks that could adversely affect its stated goals and objectives, and ultimately shareholder value. Shareholders will immediately benefit from disclosure of these risks.

Resolution

Resolved: “The shareowners of Monsanto request the Board authorize the preparation of a report, updated annually, disclosing:
1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Monsanto used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.
Monsanto’s membership in and payments to any tax-exempt organization that writes and endorses model legislation. Description of the decision-making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a ‘grassroots lobbying communication’ is a communication directed to the general public that: (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. ‘Indirect lobbying’ is lobbying engaged in by a trade association or other organization of which Monsanto is a member.

Both ‘direct and indirect lobbying’ and ‘grassroots lobbying communications’ include efforts at the local, state, and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Monsanto’s website.”

Supporting Statement: “As shareowners, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly. Monsanto is a member of the Biotechnology Industry Organization (“BIO”).  Monsanto does not fully disclose its trade association memberships, nor payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Monsanto’s long-term interests.

Monsanto spent $12.91 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states where Monsanto had at least 48 lobbyists in 23 states in 2012 (followthemoney.org) and has drawn attention for its lobbying (“‘Army of Lobbyists’ Led by Monsanto Helped Neuter GMO Labeling Law in Connecticut,” International Business Times, June 6, 2013). Monsanto does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council, where Monsanto has been identified as previously belonging.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.”

Exposure to Material Risk from Lack of Disclosure

In 2014, more than 60 investors filed proposals at more than 50 corporations asking them to report on lobbying expenditures, including indirect funding of lobbying through trade associations. Support for these proposals averaged 25.9%. In 2013, 70 proponents filed 50 proposals, and the 40 proposals that were voted on averaged 26% support. In 2012, 46 proponents filed 38 proposals, and the 20 proposals that were voted on averaged 24% support.

Monsanto’s lobbying and political spending expose the company to reputational and financial risks. Companies with a good reputation perform better financially than companies with poorer reputations, and executives find it much harder to recover from reputation failure than to maintain reputation.1 Monsanto engages in widespread lobbying, often attracting negative public scrutiny and reputational damage. As noted in the Supporting Statement of this Shareholder Proposal, Monsanto is a member of the Biotechnology Industry Organization (“BIO”), and in 2012 and 2013, BIO spent more than $15.5 million on lobbying.2 Monsanto spent $12.91 million in 2012 and 2013 on direct federal lobbying activities.3 These figures do not include lobbying expenditures to influence legislation in states, where Monsanto had at least 48 lobbyists in 23 states in 2012.4 Monsanto’s controversial lobbying has been covered in several national publications.5,6,7

Lobbying oversight is a board responsibility. Under Sarbanes-Oxley, board responsibilities include overseeing systems to ensure compliance with laws and regulations, including lobbying.8

Most companies do not have lobbying oversight in place. A 2011 study of the S&P 500 found 64% of companies make no mention of lobbying activities, policies or oversight.

1 “Reputation Risk,” The Conference Board, 2007, p. 6.
2 “Biotechnology Industry Organization,” Center for Responsive Politics, accessed Dec. 17, 2014, https://www.opensecrets.org/orgs/summary.php?id=D000024369
3 “Monsanto Co,” Center for Responsive Politics, accessed Dec. 17, 2014, https://www.opensecrets.org/orgs/summary.php?cycle=2014&type=P&id=D000000055
4 “Monsanto,” National Institute on Money in State Politics, access Dec. 17, 2014, http://www.followthemoney.org/entity-details?eid=1758
5 Connor Adams Sheets, “‘Army of Lobbyists’ Led By Monsanto Helped Neuter GMO Labeling Law In Connecticut,” International Business Times, June 6 2013, http://www.ibtimes.com/army-lobbyists-led-monsanto-helped-neuter-gmo-labeling-law-connecticut-1295489
6 Kate Sheppard, “Monsanto Hires Former Sen. Blanche Lincoln As Lobbyist,” Huffington Post, Oct. 17 2013, http://www.huffingtonpost.com/2013/10/16/monsanto-blanche-lincoln-_n_4110750.html
7 Dan Flynn, “Monsanto Is a Lobbying Powerhouse,” Food Safety News, March 3 2012, http://www.foodsafetynews.com/2012/03/monsanto-is-a-lobbying-powerhouse/#.VJIae9LF9MQ
8 Repetto, Robert, “Best Practice in Internal Oversight of Lobbying Practice,” Yale Center for Environmental Law and Policy, 9/1/06, pgs. 6 – 8.

Monsanto’s lobbying disclosure policies are minimal and do not provide shareholders sufficient information. In Monsanto’s report on political contributions for the first half of 2014, the company only discloses payments to trade associations to which it has contributed more than $75,000 per year, a total of six trade associations. Given this minimal disclosure, shareholders are unable to determine if Monsanto’s lobbying is more extensive, whether it could adversely affect the company’s reputation or its stated goals and objectives.

Monsanto does not disclose membership in organizations that write or endorse model legislation, which poses significant reputation risks to the company risks. The American Legislative Exchange Council (ALEC) is a 501(c)(3) non-profit that convenes state lawmakers to adopt model laws written by corporations. Since 2012, 100 of ALEC’s corporate members have now left the organization primarily due to the potential for reputational harm. Companies that have left in the past three months include Google, Microsoft, Yelp!, Yahoo, AOL, Amerigroup, Wells Fargo, Union Pacific, and SAP America.9 SAP America, who chaired ALEC’s private enterprise board, stated that it made the decision to "immediately disassociate itself from ALEC" because of the group's controversial positions on climate change, opposition to renewable energy, its position on gun safety, and its attacks on voter rights.10 If Monsanto disclosed its membership in organizations that write or endorse model legislation, shareholders would be able to assess whether that membership exposes the company to significant risks.

Lobbying disclosure is important to shareholders, as demonstrated by a recent petition to create a uniform standard. The lobbying disclosure rulemaking petition received more than 700,000 comments in support, setting the record for comments sent to the SEC.

Response to Monsanto’s Opposition Statement

In the company’s 2014 Proxy Statement, Monsanto’s Board of Directors (“the Board”) recommend a vote against the shareholder proposal. The following statements made by the Board do not provide a compelling argument against the shareholder proposal.

1.
“The extensive policies and procedures the company has already put into place are designed to ensure that all lobbying activities conducted by the company and our employees comply with applicable laws.”

The shareholder proposal does not question the Company’s compliance with applicable laws. It concerns disclosure of Monsanto’s payments and policies, which disclosures would immediately benefit shareholders by allowing shareholders to discern whether Monsanto’s lobbying is adversely affecting the company’s stated goals and objectives, and ultimately harming shareholder value.

2.
“The proponent’s supporting statement includes contribution data from the company’s disclosures, which demonstrates that significant information concerning the company’s activities is already publicly available.”

The fact that contribution data from the company’s disclosures was included in the shareholder proposal does not demonstrate the existence of sufficient “information concerning the company’s activities.” As noted earlier, Monsanto only discloses the trade associations to which it has contributed more than $75,000 per year, a total of six trade associations. Monsanto does not disclose all payments used for direct or indirect lobbying or grassroots lobbying communications, nor does the company disclose membership in organizations that write or endorse model legislation.

9 Robert S. Eshelman, “Silicon Valley Companies Follow Google's Lead By Cutting Ties with ALEC,” Vice, Sep. 25, 2014, https://news.vice.com/article/silicon-valley-companies-follow-googles-lead-by-cutting-ties-with-alec
10 Nick Surgey, “ALEC Corporate Board Chair Quits Over Climate Change, Renewables and Voting Rights,” The Huffington Post, Nov. 6 2014, http://www.huffingtonpost.com/nick-surgey/alec-corporate-board-chai_b_6115444.html

3.
“Implementation of the proposal’s additional requirements would result in the unproductive consumption of valuable time and corporate resources tracking insignificant activities without materially enhancing existing disclosures.”

It is reasonable to assume that Monsanto already records the payments that it makes to other organizations, and that disclosing the information requested by this proposal would not require a significant expenditure of corporate resources.

4.
“The board also opposes the proposal because many aspects of it are vague or unworkable and may create confusion. The definition of “lobbying,” and the payments that would be considered lobbyingrelated, vary across jurisdictions and could include employee salaries, office rent, charitable contributions and employee travel expenses.”

Corporate lobbying is a significant policy issue, which has been the subject of hundreds of shareholder proposals, as well as government hearings and reports, regulations, and decades of public debate. Proponents of the resolution do not believe that the company would have difficulty defining lobbying or determining which of the company’s payments are used for such lobbying.

Conclusion

Monsanto lacks transparency and accountability in regard to corporate lobbying. Without appropriate disclosure, shareholders are unable to assess whether the company’s lobbying exposes it to risks that could adversely affect the company’s stated goals and objectives. Shareholder will immediately benefit from full disclosure of direct and indirect lobbying, and membership in tax-exempt organizations that write and endorse model legislation.